American Funds Global Balanced Fund
P.O. Box 7650
San Francisco, CA 94120

December 15, 2010

Capital Research and Management Company
333 South Hope Street
Los Angeles, CA  90071

Re:  Investment Letter

Gentlemen and Ladies:

        American Funds Global Balanced Fund, a Delaware statutory trust (the “Fund”), hereby offers to sell to you 4,000 shares of its Class A shares of beneficial interest, no par value, (the “Shares”) at a price of $25.00 per share upon the following terms and conditions:

You agree to pay to the Fund the aggregate purchase price of $100,000.00 against delivery of a statement confirming the registration of the Shares in your name.

You represent to the Fund that you are purchasing the Shares for your own account for investment purposes and not with the present intention of redeeming or reselling the Shares and that the purchase price of such Shares is in payment for an equity interest and does not represent a loan or temporary advance by you.

You understand that you are obligated to pay certain expenses incurred in connection with the organization of the Fund, as shall be reflected in an Investment Advisory and Service Agreement between you and the Fund.  You agree that you will not redeem any of the Shares while any portion of such organizational expenses has not been paid by you.

Very truly yours,

AMERICAN FUNDS
GLOBAL BALANCED FUND

By  /s/ Vincent P. Corti
Vincent P. Corti
Secretary

Confirmed and agreed to December 15, 2010

CAPITAL RESEARCH AND MANAGEMENT COMPANY

By   /s/ Michael J. Downer
Michael J. Downer
      Senior Vice President and Secretary

   The Capital Group Companies
   American Funds            Capital Research and Management          Capital International          Capital Guardian          Capital Bank and Trust